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                              December 21, 2021

       Haim Ratzabi
       Chief Financial Officer
       Jeffs' Brands Ltd
       3 Hanechoshet Street Tel Aviv, Israel
       6971068

                                                        Re: Jeffs' Brands Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
24, 2021
                                                            CIK No. 0001885408

       Dear Mr. Ratzabi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please refer to the prospectus cover page. We note your disclosure that the company will be a controlled company
following the completion of the offering. Please revise the fifth paragraph to clarify,
if true, that Medigus Ltd. will also have the ability to determine all matters requiring
approval by stockholders.
   2. Please refer to the prospectus cover page. We note your disclosure that you have applied to list your ordinary
shares on Nasdaq. Please revise to clarify whether the offering is contingent upon the
ordinary shares being listed.
 Haim Ratzabi
FirstName  LastNameHaim    Ratzabi
Jeffs' Brands Ltd
Comapany21,
December    NameJeffs'
               2021 Brands Ltd
December
Page   2   21, 2021 Page 2
FirstName LastName
Our Company, page 1

3. Please revise to prominently disclose your revenue and net income or loss for the periods included in your financial statements. Additionally, we note that you have substantial related-party loans which have been used to fund your business and operations. Please revise to briefly summarize these related-party liabilities.
Industry Overview and Market Opportunity, page 3

4. We note your disclosure that "[m]oreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2020, Amazon s sales (by country
         (in billion U.S. dollars)) were: $263.5 in the U.S.; $29.5 in Germany; $26.4 in the U.K.;
         $20.4 in Japan; and $46.0 for the rest of the world." Please amend your disclosure to clarify that, while you use Amazon as the primary platform to sell your products,
         Amazon's sales are not necessarily indicative of your sales. Make conforming changes to your disclosures on pages 55-56, including clearly disclosing that the sales in the graphics on page 56 are not necessarily indicative of your sales.
Our History, page 4

5. Please amend your diagram on page 5 to show the positioning of Medigus in your organizational structure, including the relevant ownership interest of each of Medigus and
         Mr. Harmon in your company. Make conforming changes to your diagram on page 66.
Recent Developments, page 4

6. We note your disclosure that you will be required to finance the newly created company with up to $3.5 million in loans. Please revise to clarify how you intend to fund these finance obligations and the potential sources for this funding. Please also confirm that you will file the binding collaboration agreement, if executed prior to effectiveness of your registration statement, as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 8(a) of Form F-1 and Item 601(b)(10)
         of Regulation S-K.
Risk Factors, page 11

7. We note your disclosure on page 63 that your products are currently produced by third party manufacturers in China. Please amend your risk factor disclosure to include a risk factor describing any material regulations and related risks applicable to you when buying and selling inventory manufactured in China, including any regulations related to importing your products. Make conforming changes to your "Government Regulation and
         Product Approval" disclosure on page 64.
8. Please amend your disclosure to provide a risk factor describing the risks to your business related to the impact of the COVID-19 pandemic and resulting government actions. For example, disclose whether you have or expect to have any difficulty obtaining products
 Haim Ratzabi
FirstName  LastNameHaim    Ratzabi
Jeffs' Brands Ltd
Comapany21,
December    NameJeffs'
               2021 Brands Ltd
December
Page   3   21, 2021 Page 3
FirstName LastName
         due to supply chain disruptions, whether you have had or expect to have any difficulty attracting or maintaining employees, and/or any other material risks to your business related to the COVID-19 pandemic.
9. Please amend your disclosure to provide a risk factor discussing the risks to investors related to the enforceability of civil liabilities discussed on pages 109-110.
"Potential growth of our businesses is based on international expansion . . .", page 15

10. Please disclose your intended timeline for expansion into the United Kingdom, major
         European countries, Singapore and Australia.
"Shipping is a critical part of our business . . .", page 18

11. Please identify the 3 vendors upon which you rely for your shipping, and file any relevant shipping agreements as exhibits to your registration statement. Alternatively, tell us why you do not believe you are required to disclose this information and/or to file these exhibits. See Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.
"The estimates of market opportunity . . .", page 30

12. You disclose that "as we enter a new consumer product market, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly." Please quantify the aggregate amount of these discounts for the periods presented in the filing, if material.
Listing, page 38

13. We note the reference to selling shareholders. Please reconcile with the prospectus cover page and the Offering section on page 9 or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 45

14. We note your disclosure that you were incorporated in Israel in March 2021, under the name Jeffs' Brands Ltd, to serve as the holding company of three other e-
         commerce companies. Please amend your disclosure here to clarify your presentation of financial results for the year ended December 31, 2020 and the six months ended June 31,
         2021, to explain how these financial periods relate to your date of incorporation.
Financial Arrangements, page 51

15. Please address the following issues related to your financial arrangements:

                Please identify the "two additional Amazon stores" acquired on February 3, 2021 through financing from Medigus.

                You disclose that "On July 1, 2021, Smart Repair Pro entered into a loan agreement .
 Haim Ratzabi
FirstName  LastNameHaim    Ratzabi
Jeffs' Brands Ltd
Comapany21,
December    NameJeffs'
               2021 Brands Ltd
December
Page   4   21, 2021 Page 4
FirstName LastName
              . . with a third party, or the Lender." Please identify the Lender, and disclose the number of shares and percentage of your shares outstanding after the offering that will be issuable upon exercise of the Lender warrants, if estimable.

                Please identify the Second Lender, and disclose the number of shares and percentage of your shares outstanding after the offering that will be issuable upon exercise of the
              Second Lender warrants, if estimable.
Business, page 54

16. Please revise in an appropriate section to briefly define and describe in greater detail the
         FBA model.
17. Please revise in an appropriate section to discuss in greater detail all material online stores, brands and products. In this regard, we note your disclosure on page 58 describing only examples of your recent products. Please include enough information so that investors can fully understand the nature and scope of your online stores, brands and products. To the extent possible and applicable, please also revise to include quantification of the contribution of your brands, stores, and products to your total revenue.
Third-party Manufacturing and Logistics, page 63

18. You disclose that your products are currently produced by third-party manufacturers in
         China. Please disclose the material terms of these manufacturing arrangements including any minimum purchase obligations or other commitments. Please also describe the terms of your contracts with 6 warehouses in the U.S., 2 in the UK and 1 in Germany.
Government Regulation and Product Approval, page 64

19. Please amend this section to provide a more detailed discussion of the regulations to which your business and operations are subject. In this regard, your disclosure in this section discusses numerous regulations, which are discussed in varying levels of detail and apply to different aspects of your business. Please revise to provide separate and specific discussions of the regulations discussed here, so that investors can appreciate the different regulations to which your business is subject.
Compensation, page 69

20. We note your disclosure on page 30 that "the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis)." Please disclose, on an individual basis, the compensation of your executive officers, key employees and directors as of your most recently completed fiscal year. In this regard, Item 6.B.1. of Form 20-F requires disclosure of compensation on an individual basis unless individual disclosure is not required in the company's home country and is not otherwise publicly disclosed by the
 Haim Ratzabi
Jeffs' Brands Ltd
December 21, 2021
Page 5
      company.
Employment Agreements with Executive Officers, page 70

21. We note your disclosure that you have entered into employment agreements with each of your executive officers. We also note that the exhibit index only annotates the filing of two employment agreements. Please revise the exhibit index to annotate that you will file the employment agreements for all of your executive officers as listed on page 67, or tell us why you do not intend to file all employment agreements with your executive officers.
Beneficial Ownership of Principal Shareholders and Management, page 89

22. Please disclose the natural person(s) with voting and dispositive control of the shares held by Medigus Ltd.
Interim Condensed Consolidated Financial Statements
Note 3. Significant Events During the Period, page F-8

23. Please provide the separate financial statements of significant businesses acquired or to be acquired and the related pro forma information required by Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. Refer to Rule 11-02(d) of Regulation S-X for
      the definition of a business for this purpose. Also, refer to Item 4(b) of Form F-1.
General

24. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Tony Watson at (202) 551-3318 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or Katherine Bagley at (202) 551-2545 with any other questions.



                                                            Sincerely,
FirstName LastNameHaim Ratzabi
                                                            Division of
Corporation Finance
Comapany NameJeffs' Brands Ltd
                                                            Office of Trade &
Services
December 21, 2021 Page 5
cc:       Angela Gomes
FirstName LastName